FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                               --------------------------
                                      1934
                                      ----


                                 August 24, 2004

                        Commission File Number 001-14978


                               SMITH & NEPHEW plc
                               (Registrant's name)


                                 15 Adam Street
                            London, England WC2N 6LA
              (Address of registrant's principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                      Form 20-F     X             Form 40-F
                                 -------                      ------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                      Yes                         No     X
                           ------                     ------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                      Yes                         No     X
                           ------                     ------

         [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                      Yes                         No     X
                           ------                     ------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- n/a.


                                                                Total Pages: 5


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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                              Smith & Nephew plc
                                              (Registrant)


Date: August 24, 2004                    By:  /s/ Paul Chambers
                                              -----------------
                                              Paul Chambers
                                              Company Secretary



                                       2

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                                   SCHEDULE 11

              NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                    PERSONS

1. Name of company

Smith & Nephew plc

2. Name of director

Mr. Richard De Schutter

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Mr. Richard De Schutter

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

BNY Nominees Ltd

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of American Depository Shares ('ADSs')

7. Number of shares/amount of stock acquired

10,000 ADSs representing 50,000 ordinary shares of 12 2/9p

8. Percentage of issued class

0.005%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A



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11. Class of security

American Depository Shares

12. Price per share

9,700 ADSs purchased at US$44.78 and 300 ADSs purchased at US$44.61

13. Date of transaction

20 August 2004

14. Date company informed

23 August 2004

15. Total holding following this notification

50,000 ADSs representing 250,000 ordinary shares of 12 2/9p

16. Total percentage holding of issued class following this notification

0.0267%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


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22. Total number of shares or debentures over which options held following this notification



23. Any additional information

One ADS represents five ordinary shares of 12 2/9p per share

24. Name of contact and telephone number for queries

Kate Cummins  020 7960 2251

25. Name and signature of authorised company official responsible for making this notification

K Cummins
Company Secretarial Assistant

Date of Notification

23 August 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.